EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	9/30/2012	9/30/2012
EARNINGS
Income (Loss) Before Income Taxes	$(46,139)	$120,761	$119,523	$122,887	$192,257	$196,630	$170,834
Fixed Charges (as below)	54,716	81,584	62,235	65,834	58,822	57,167	45,401
Total Earnings	$8,577	$202,345	$181,758	$188,721	$251,079	$253,797	$216,235

FIXED CHARGES
Interest Expense	$46,560	$76,910	$59,093	$63,362	$54,700	$52,885	$42,212
Credit for Allowance for Borrowed Funds Used During Construction	5,156	2,174	1,142	572	822	982	714
Estimated Interest Element in Lease Rentals	3,000	2,500	2,000	1,900	3,300	3,300	2,475
Total Fixed Charges	$54,716	$81,584	$62,235	$65,834	$58,822	$57,167	$45,401

Ratio of Earnings to Fixed Charges	0.15	2.48	2.92	2.86	4.26	4.43	4.76

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.